[MONARCH FINANCIAL HOLDINGS, INC. LETTERHEAD]

November 27, 2009

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monarch Financial Holdings, Inc.
Registration Statement on Form S-1
File No. 333-162473, Filed October 14, 2009, Amended November 18 and 25, 2009

Ladies and Gentlemen:

Monarch Financial Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 8:30 a.m., Washington, D.C. time, on November 30, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

MONARCH FINANCIAL HOLDINGS, INC.

/s/ Brad E. Schwartz

Brad E. Schwartz Executive Vice President, Chief Financial & Operating Officer